Exhibit 99.2

CENTRAL GOLDTRUST

Management’s Discussion &
Analysis

December 31, 2010

Central GoldTrust

Management’s Discussion and Analysis (MD&A)

The financial statements of Central GoldTrust (“GoldTrust” or the “Trust”) are prepared and reported in U.S. dollars in accordance with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP, and the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 18, Investment Companies (“AcG-18”). Notes to the financial statements on pages 5 to 11 should be referred to as supplementary information to this discussion and analysis.

GoldTrust is a passive, self-governing, single purpose, closed-end trust, with voting Units, established on April 28, 2003 by a Declaration of Trust, which was amended and restated on April 24, 2008.  Its purpose is to acquire, hold and secure gold bullion on behalf of its Unitholders.  GoldTrust is not an operating entity nor does it have any employees, office facilities or the potential risks thereof.  GoldTrust retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the Administrative Services Agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Results of Operations – Changes in Net Assets

Changes in net assets, as reported in U.S. dollars, from period to period, are primarily a result of Unit offerings and the changing market price of gold.  Also, changes in the value of the U.S. dollar relative to the Canadian dollar will have an impact on net assets when reported in Canadian dollars.  The tables that follow summarize the changes in: net assets in U.S. dollars; gold prices; and, the exchange rates between U.S. and Canadian dollars on an annual or quarterly basis as indicated (figures in millions unless otherwise noted):
	Years ended December 31
	2010	2009	2008
Income inclusive of the change in unrealized appreciation of holdings	$159.0	$86.8	$3.6
Net income inclusive of the change in unrealized appreciation of holdings	$156.6	$85.5	$2.8
Net income per Unit inclusive of the change in unrealized appreciation of holdings	$11.24	$9.60	$0.65
Total net assets	$877.1	$451.9	$138.6
Change in net assets from prior year	$425.2	$313.3	$12.7
% change from prior year	94.1%	226.1%	10.1%
Change in net assets per Unit from prior year	$11.29	$9.00	$0.87
% change per Unit from prior year	27.3%	27.8%	2.8%
Gold price (U.S. $ per fine ounce)	$1,410.25	$1,104.00	$865.00
% change from prior year	27.7%	27.6%	3.4%
Exchange rate: $1.00 U.S. = Cdn.	$0.9946	$1.0466	$1.2246
% change from prior year	(5.0)%	(14.5)%	23.9%

Central GoldTrust

In fiscal 2010, net assets as reported in U.S. dollars increased by 94.1% or $425.2 million.  A large portion of this increase was attributable to the public offering completed on June 23, 2010 as described in Note 5 to the financial statements.  The offering was completed at a premium to the net asset value per Unit at the time of pricing, such that there was no dilution of the interests of existing Unitholders.  Net proceeds from the issue were approximately $268.4 million, of which $257.6 million was used to purchase 207,842 fine ounces of gold bullion in physical bar form.  The balance of the net proceeds, $10.8 million, was retained by GoldTrust in interest-bearing cash deposits for working capital purposes.

The balance of the increase in net assets was primarily attributable to a 27.7% increase in the price of gold during the year which increased unrealized appreciation of holdings by $159.0 million.  This increase was nominally affected by expenses of $2.4 million incurred during the year and by a reduction of the Unit issue costs relating to the May 12, 2009 public offering to reflect the actual costs incurred recorded through unit capital.

As a result of the above, the net asset value per Unit, as reported in U.S. dollars, increased by 27.3%, from $41.39 to $52.68.  The net asset value per Unit, as reported in Canadian dollars, while subject to the same factors described above, increased by a lesser rate of 21.0%, from $43.32 to $52.40, primarily due to a 5.0% decrease in the value of the U.S. dollar relative to the Canadian dollar.

	Quarter ended (in U.S.$)
2010	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Income inclusive of the change in unrealized appreciation of holdings	$63.1	$38.5	$52.8	$4.6
Net income inclusive of the change in unrealized appreciation of holdings	$62.3	$37.9	$52.2	$4.2
Net income per Unit inclusive of the change in unrealized appreciation of holdings	$3.75	$2.27	$4.57	$0.39
Total net assets	$877.1	$814.7	$776.9	$456.1
Change in net assets from prior quarter	$62.4	$37.9	$320.8	$4.2
% change from prior quarter	7.7%	4.9%	70.3%	0.9%
Change in net assets per Unit from prior quarter	$3.74	$2.28	$4.88	$0.39
% change from prior quarter	7.6%	4.9%	11.7%	0.9%
Gold price (U.S. $ per fine ounce)	$1,410.25	$1,307.00	$1,244.00	$1,115.50
% change from prior quarter	7.9%	5.1%	11.5%	1.0%
Exchange rate: $1.00 U.S. = Cdn.	$0.9946	$1.0298	$1.0606	$1.0156
% change from prior quarter	(3.4)%	(2.9)%	4.4%	(3.0)%

Central GoldTrust

In fiscal 2009, net assets as reported in U.S. dollars increased by 226.1% or $313.3 million.  A large portion of this increase was attributable to the public offerings completed on January 14 and May 12, 2009 as described in Note 5 to the financial statements.  The Unit issues were completed at a premium to the net asset value per Unit at the time of pricing, such that there was no dilution of the interests of existing Unitholders.  Net proceeds from the two issues were approximately $227.9 million, of which $222.6 million was used to purchase 246,236 fine ounces of gold bullion in physical bar form.  The balance of the net proceeds, $5.2 million, was retained by GoldTrust in interest-bearing cash deposits for working capital purposes.  The balance of the increase in net assets of  $85.4 million was primarily attributable to a 27.6% increase in the price of gold during the year, net of expenses of $1.3 million incurred during the year.

As a result of the above, the net asset value per Unit, as reported in U.S. dollars, increased by 27.8%, from $32.39 to $41.39.  The net asset value per Unit, as reported in Canadian dollars, while subject to the same factors described above, increased by a lesser rate, 9.2%, from $39.66 to $43.32 primarily due to a 14.5% decrease in the value of the U.S. dollar relative to the Canadian dollar.

	Quarter ended (in U.S.$)
2009	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Income inclusive of the change in unrealized appreciation of holdings	$43.7	$24.7	$8.0	$10.4
Net income inclusive of the change in unrealized appreciation of holdings	$43.3	$24.4	$7.7	$10.1
Net income per Unit inclusive of the change in unrealized appreciation of holdings	$3.96	$2.23	$0.91	$1.94
Total net assets	$451.9	$408.6	$384.2	$184.9
Change in net assets from prior quarter	$43.3	$24.4	$199.3	$46.3
% change from prior quarter	10.6%	6.4%	107.8%	33.4%
Change in net assets per Unit from prior quarter	$3.97	$2.23	$0.97	$1.83
% change from prior quarter	10.6%	6.3%	2.8%	5.6%
Gold price (U.S. $ per fine ounce)	$1,104.00	$995.75	$934.50	$916.50
% change from prior quarter	10.9%	6.6%	2.0%	6.0%
Exchange rate: $1.00 U.S. = Cdn.	$1.0466	$1.0722	$1.1625	$1.2602
% change from prior quarter	(2.4)%	(7.8)%	(7.8)%	2.9%

In fiscal 2008, net assets as reported in U.S. dollars while declining in several fiscal quarters, increased overall by 10.1% or $12.7 million.  A large portion of this increase was attributable to the public offering completed on February 12, 2008 as described in Note 5 to the financial statements.  The Unit issue was completed at a premium to the net asset value per Unit at the time of pricing, such that there was no dilution of the interests of existing Unitholders.  Net proceeds from the issue were $10.0 million, of which $8.4 million was used to purchase 9,060 fine ounces of gold bullion in physical bar form.  The balance of the net proceeds, $1.6 million, was retained by GoldTrust in interest-bearing cash deposits for working capital purposes.  The balance of the increase in net assets of  $2.7 million was primarily attributable to a 3.4% increase in the price of gold during the year, net of expenses of $0.8 million incurred during the year.

Central GoldTrust

As a result of the above, the net asset value per Unit, as reported in U.S. dollars, increased by 2.8%, from $31.52 to $32.39.  The net asset value per Unit, as reported in Canadian dollars, while subject to the same factors described above, increased by a greater rate, 27.3%, from $31.15 to $39.66 primarily due to a 23.9% increase in the value of the U.S. dollar relative to the Canadian dollar.

	Quarter ended (in U.S.$)
2008	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Income inclusive of the change in unrealized appreciation of holdings	$(3.1)	$(7.2)	$(0.5)	$14.4
Net income inclusive of the change in unrealized appreciation of holdings	$(3.3)	$(7.4)	$(0.7)	$14.1
Net income per Unit inclusive of the change in unrealized appreciation of holdings	$(0.77)	$(1.72)	$(0.17)	$3.41
Total net assets	$138.6	$141.9	$149.3	$150.0
Change in net assets from prior quarter	$(3.3)	$(7.4)	$(0.7)	$24.1
% change from prior quarter	(2.3)%	(5.0)%	(0.5)%	19.2%
Change in net assets per Unit from prior quarter	$(0.77)	$(1.72)	$(0.17)	$3.53
% change from prior quarter	(2.3)%	(4.9)%	(0.5)%	11.2%
Gold price (U.S. $ per fine ounce)	$865.00	$884.50	$930.25	$933.50
% change from prior quarter	(2.2)%	(4.9)%	(0.3)%	11.6%
Exchange rate: $1.00 U.S. = Cdn.	$1.2246	$1.0599	$1.0186	$1.0279
% change from prior quarter	15.5%	4.1%	(0.9)%	4.0%

Results of Operations – Net Income

Central GoldTrust’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold bullion.  Generally, GoldTrust seeks to maintain adequate cash reserves to enable it to pay the expenses of maintaining the Trust. without having to sell gold holdings.  GoldTrust’s realized revenues are a nominal percentage of its net assets.  However, AcG-18  requires GoldTrust to record the change in unrealized appreciation (depreciation) of holdings in income.  GoldTrust expects to generate limited cash flow from its holdings of cash equivalents, and will only sell  portions of its gold holdings if necessary to replenish cash reserves and meet redemptions (if any).

Central GoldTrust

GoldTrust does not anticipate the payment of regular distributions. In the event of any sales of gold that result in capital gains, as indicated in note 2(d) to the financial statements on page 6, distributions may be made.

Fiscal 2010 Compared to Fiscal 2009

Net income of $156.6 million for the 2010 fiscal year was $71.1 million higher than the 2009 net income of $85.5 million.  Virtually all of this increase was the change in unrealized appreciation of holdings.  Interest income was lower compared to the prior year due to the decline in bank interest rates.

The increase in net assets during the year had an impact on several expense categories.  Administration fees, which are calculated monthly based on net assets at each month-end, increased during the year as a direct result of the higher level of net assets.  Similarly, safekeeping fees, stock exchange fees and some other expenses increased to reflect the increased dollar prices of gold bullion being held.

The total expenses of maintaining GoldTrust, expressed as a percentage of the average of the month-end net assets were lowered to 0.36% for fiscal 2010 compared to 0.38% in fiscal 2009.

Fiscal 2009 Compared to Fiscal 2008

Net income of $85.5 million for the 2009 fiscal year was $82.7 million higher than the 2008 net income of $2.8 million.  Virtually all of this increase was the change in unrealized appreciation of holdings.  Interest income was lower compared to the prior year due to the decline in bank interest rates.

The increase in net assets during the year had an impact on several expense categories.  Administration fees, which are calculated monthly based on net assets at each month-end, increased during the year as a direct result of the higher level of net assets.  Similarly, safekeeping fees, stock exchange fees and some other expenses increased to reflect the increased dollar prices of gold bullion being held.

The total expenses of maintaining GoldTrust, expressed as a percentage of the average of the month-end net assets were significantly lowered to 0.38% for fiscal 2009 compared to 0.63% in fiscal 2008.

Forward-Looking and Market Risk Observations

GoldTrust is almost entirely invested in pure refined gold bullion in international bar form. Therefore, the principal factors affecting the price of its Units are factors which affect the currency price of gold, which is beyond the Trust’s control. However, the Trust believes that such factors have a lesser impact on the Units of GoldTrust than on the shares of gold producers, as gold producers have considerable inherent operational costs and other risks which may result in more volatile share prices of such producers. GoldTrust’s net assets are denominated in U.S. dollars. As at December 31, 2010, GoldTrust’s assets were made up of 98.2% gold and 1.8% cash and interest-bearing deposits and other working capital amounts.  GoldTrust does not engage in any leasing, lending or hedging activities involving these assets, so the net asset value of the Units will depend on, and typically fluctuate with, the price fluctuations of such assets.  Gold bullion is traded internationally and its market prices may be affected by a variety of unpredictable, international, economic, monetary and political considerations.  Macroeconomic considerations include: expectations of future rates of inflation; the strength or weakness of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted, and the relative value of other currencies; interest rates; and global or regional political or economic events, including banking crises.  Political factors, including market interventions and international conflicts, may also affect gold prices.

Central GoldTrust

Price risk

Price risk is the risk that the price of a security or physical asset may decline.  It is possible to determine the impact that changes in the market price of gold will have on the net asset value per Unit both in U.S. dollars and Cdn. dollars.  Assuming as a constant exchange rate the rate which existed on December 31, 2010 of $0.9946 Cdn. for each U.S. dollar together with the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per Unit by approximately U.S. $5.17 per Unit or Cdn. $5.15 per Unit.

Currency risk

Currency risk is the risk that the value of an asset or liability will fluctuate due to changes in foreign currency exchange rates.

When expressed in U.S. dollar terms, GoldTrust’s net asset value per Unit is largely unaffected by changes in the U.S./Cdn. dollar exchange rate due to the fact that nearly all of GoldTrust’s net assets are priced in U.S. dollars.  For this same reason an increase or decrease in the value of the U.S. dollar relative to the Cdn. dollar would change the net asset value per Unit as expressed in Cdn. dollars in the same direction by approximately the same percentage as the change in the value of the U.S dollar.

Due to the limited value of transactions initiated in Cdn. dollars throughout the period, a strengthening or weakening of the Cdn. dollar relative to the U.S. dollar applied to balances outstanding at December 31, 2010 would not have had any material impact on the net income for the year ended December 31, 2010, assuming that all other variables, in particular interest rates, remained constant.

Credit risk

Credit risk on financial instruments is the risk of loss occurring as a result of the default of an issuer on its obligation to GoldTrust.  Credit risk is monitored on an ongoing basis and is managed by GoldTrust only dealing with issuers that are believed to be creditworthy.

Liquidity risk

Liquidity risk is the risk that GoldTrust will not be able to generate adequate cash resources to fulfill its payment obligations.  The Administrator regards all of GoldTrust’s assets as liquid.  GoldTrust traditionally has maintained sufficient cash reserves to enable it to pay expenses.  Furthermore, over 98% of net assets are in the form of gold which is readily marketable.

Central GoldTrust

Liquidity and Capital Resources

As mentioned above under Liquidity risk, the Administrator regards all of GoldTrust’s assets as liquid.  GoldTrust holds small cash reserves that generate limited interest income primarily to be applied towards expenses.  At December 31, 2010, GoldTrust’s cash reserves, including cash equivalents, were $16.4 million compared to $7.4 million at December 31, 2009.  The ability of GoldTrust to have sufficient cash to pay the expenses of maintaining GoldTrust, and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents.  Should GoldTrust not have sufficient cash to meet its needs in the future, minor portions of GoldTrust’s gold holdings may be sold to provide working capital and to pay for redemptions (if any) of Units.  Sales of gold could result in GoldTrust realizing either capital losses or gains.  During the fiscal year ended December 31, 2010, GoldTrust’s cash reserves increased by $9.0 million.  The primary sources and uses of cash were as follows:

Sources of Cash

The primary inflow of cash was the cash portion retained from the proceeds of the public offering completed on June 23, 2010 which totalled $268.4 million.  An additional $0.2 million relating to: i) a reduction of Unit issue costs on the May 12, 2009 public offering to actual costs incurred; and, ii) interest income on short-term deposits, was received during the year.

Uses of Cash

The primary outflow of cash during the year involved the purchase of gold bullion with the proceeds from the public offerings referred to above.  GoldTrust paid $257.6 million to purchase 207,842 fine ounces of gold in physical bar form during the year.

During fiscal 2010, total expenses were $2.4 million, of which $2.0 million represents cash outflows during the year.  The difference of $0.4 million reflects changes in accruals and the foreign currency exchange loss incurred during the year.

Related party information

Please refer to Note 6 on page 9 of this Annual Report.

Future Accounting Policy

In February 2008, Canada’s Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Public companies and trusts will be required to provide IFRS comparative information for the previous fiscal year. However, in June 2010, an Exposure Draft issued by the AcSB entitled “Adoption of IFRSs by Investment Companies” proposes to allow entities that currently apply AcG-18 the option to defer implementation of IFRS until its fiscal year beginning on or after January 1, 2012.  The Exposure Draft was approved in October 2010.  On January 12, 2011, the AcSB further extended the date for deferral of the mandatory IFRS changeover date for qualifying investment companies to fiscal years beginning on or after January 1, 2013.   It is the intention of the Company to defer implementation of IFRS to its fiscal year beginning on that date..

Central GoldTrust

The Trust is reviewing the key elements within IFRS that may result in a change in accounting policies that will impact its financial statements and accompanying note disclosures.  The assessment plan being implemented by the Trust includes a position paper which highlights the material standards that need to be addressed under IFRS and preparation of an opening statement of net assets and financial statements that incorporate IFRS accounting standards and policies.  The major areas of focus identified by the current assessment include: first year implementation decisions; statements of cash flows; classification of redeemable Trust Units; income taxes; increased note disclosure; and accounting for changes in unrealized appreciation (depreciation) of holdings.  The assessment is addressing the impact on the Trust’s accounting system and internal controls required to report under IFRS beginning on the implementation date.  The Trust will continue with the assessment and implementation in preparation for its first annual filing under IFRS expected for the year beginning January 1, 2013.

Disclosure Controls and Procedures

The Senior Executive Officers have established and implemented disclosure controls and procedures in order to provide reasonable assurance that material information relating to GoldTrust is disclosed on a timely basis.  They believe these disclosure controls and procedures have been effective during the fiscal year ended December 31, 2010.

Non-Market Risk Factors

There are other risk factors affecting the Trust as set out in its Annual Information Form dated February 14, 2011.  Prospective investors should consider carefully these factors relating to the business and primary assets of GoldTrust before deciding whether to purchase Units.

United States Federal Income Tax Considerations

GoldTrust has been, and expects to continue to be a passive foreign investment company (“PFIC”) for United States federal income tax purposes. Under the PFIC rules, the United States federal income tax treatment of the Units is very complex and, in certain cases, uncertain or potentially unfavorable to United States Unitholders (“U.S. Holders”). Under current law, a non-corporate U.S. Holder who has in effect a valid election to treat GoldTrust as a qualified electing fund (“QEF”) should be eligible for the 15% maximum United States federal income tax rate on a sale or other taxable disposition of GoldTrust’s Units, if such Units have been held for more than one year at the time of sale or other taxable disposition.  Gain from the disposition of collectibles, such as gold, however, is currently subject to a maximum United States federal income tax rate of 28%. The IRS has authority to issue Treasury regulations applying the 28% tax rate to gain from the sale by a non-corporate U.S. Holder of an interest in a PFIC with respect to which a QEF election is in effect. Although no such Treasury regulations have been issued to date, there can be no assurance as to whether, when or with what effective date any such Treasury regulations may be issued, or whether any such Treasury regulations would subject long-term capital gains recognized by a U.S. Holder that has made a QEF election on a disposition of GoldTrust Units to the 28% rate.  U.S. Holders should be aware that if they purchase units and make a QEF election, the IRS may issue regulations or other guidance, possibly on a retroactive basis, which would apply the higher 28% United States federal income tax rate to any long-term capital gain recognized on a sale of their GoldTrust units. U.S. Holders should consult their tax advisors regarding the implications of making a QEF election with respect to GoldTrust.

Central GoldTrust

Under the QEF rules, in the event that GoldTrust disposes of a portion of its gold holdings, including dispositions in the course of varying its relative investment in gold, U.S. Holders who have made a QEF election may be required to report substantial amounts of income for United States federal income tax purposes (in the absence of any cash distributions received from GoldTrust). GoldTrust has not paid any cash distributions on its outstanding Units since inception.  It is the intention of GoldTrust to distribute to holders of record of Units as of the last day of each taxable year (currently December 31) an aggregate amount of cash distributions such that the amount of cash distributions payable to an electing Unitholder that holds Units for the entire taxable year of GoldTrust will be at least equal to the product of (i) GoldTrust’s “ordinary earnings” and “net capital gains” for such taxable year allocable to such electing Unitholder and (ii) the highest marginal rate of United States federal income tax on ordinary income or long-term capital gain, as appropriate, applicable to individuals. Because such cash distributions may be subject to Canadian withholding tax and because the amount of such cash distributions will be determined without reference to possible United States state or local income tax liabilities or to the rate of United States federal income tax applicable to corporate U.S. Holders, such distributions may not provide an electing Unitholder with sufficient cash to pay the United States federal income tax liability arising from the inclusion in income of the electing Unitholders’ pro rata share of GoldTrust’s “ordinary earnings” and “net capital gains” under the QEF rules.

Each United States person that acquires Units, whether from GoldTrust or in the secondary market, is strongly urged to consult his, her or its own tax advisor.

NOTICE PURSUANT TO IRS CIRCULAR 230: NOTHING CONTAINED IN THIS RISK FACTOR CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A U.S. HOLDER, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE U.S. INTERNAL REVENUE CODE. THIS RISK FACTOR WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS DOCUMENT. EACH U.S. HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH U.S. HOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

Central GoldTrust

Other

GoldTrust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency.  However, certain of GoldTrust's expenses are paid, and GoldTrust's Units trade, in Canadian currency as well as U.S. currency.  Therefore, because exchange rate fluctuations are beyond GoldTrust's control, there can be no assurance that such fluctuations will not have an effect on GoldTrust’s accounts or on the trading value of GoldTrust’s Units in Canadian dollars.

The Trustees will consider, from time to time, the issue of additional Units at a net price that would be non-dilutive to present Unitholders’ equity interests. Additional Unit issues to enlarge GoldTrust’s asset base should enable a reduction in the expense ratio per Unit and broaden exchange trading liquidity to the advantage of all Unitholders of Gold- Trust.

This Report dated February 14, 2011, Annual Information Forms, Notices of Annual Meetings and Information Circulars, Press Releases, financial and other information are available at www.sedar.com and www.gold-trust.com.